Fortuna discovers new high grade vein at Caylloma mine; Drilling intercepts 1.7 meters of 105 g/t Ag and 21 g/t Au

Vancouver, May 13, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to report that exploration drilling has intercepted high-grade silver-gold mineralization in the Ramal Piso Carolina and Don Luis veins, both located in the northern portion of the Caylloma District.

Exploration Drilling Highlights – Ramal Piso Carolina Vein

Hole_Id	From (m)	To (m)	Int (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)
CARS003213	143.45	146.00	2.55	1.7	247	12.60	919
CARS003713	59.00	60.80	1.80	1.3	666	1.90	767
	78.30	82.55	4.25	3.3	158	7.60	563
CARS004613	191.90	196.00	4.10	2.4	163	8.94	640
CARS004813	115.65	117.30	1.65	1.3	119	7.77	533
CARS005013	221.00	221.65	0.65	0.4	989	3.98	1,201
CARS005213	243.20	244.00	0.80	0.6	39	13.95	783
CARS005313	248.50	249.65	1.15	0.7	1,759	18.28	2,735
CARS005513	306.40	308.85	2.45	1.7	105	21.28	1,241
CARS005613	202.35	203.20	0.85	0.6	1,759	1.77	1,853
	211.30	212.50	1.20	0.8	117	12.00	757
	215.50	216.70	1.20	0.8	430	30.25	2,044

Dr. Thomas I. Vehrs, VP of Exploration, commented, “The exploration results in the Ramal Piso Carolina Vein are very significant for the Caylloma District.  Although gold is present in minor quantities in the other veins in the district, the Ramal Piso Carolina Vein is the first discovery of high-grade gold mineralization in the district.  The high-grade mineralization remains open to depth and laterally to the northwest and to the southeast with exploration drilling continuing in the area to further test the lateral and depth extensions of the high-grade zone.”

Exploration Drilling Highlights – Don Luis Vein

Hole_Id	From (m)	To (m)	Int (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)
DLUS002413	189.75	191.45	1.70	1.5	1,294	3.56	1,484
DLUS002613	317.00	319.80	2.80	1.3	946	0.07	950

Exploration drilling in the Don Luis area at Caylloma has also intercepted high-grade silver-gold mineralization.  The 2013 drilling in the Don Luis area follows-up on drilling conducted in the area in 2010 and 2012 and further extends the mineralization to-depth.  Particularly interesting are the results of drill holes DLUS002413 and DLUS002613, both of which encountered high-grade silver mineralization in the deeper portions of the western ore shoot.

Full assay results for the principal mineralized intervals in the forty-four drill holes completed at Caylloma in the first quarter of 2013 are appended to this news release.  A location map and longitudinal sections for the Carolina, Ramal Piso Carolina and Don Luis veins are available at the following links:

http://www.fortunasilver.com/i/pdf/Caylloma_District_Plan_Map.pdf

http://www.fortunasilver.com/i/pdf/Caylloma_Longitudinal_Sections.pdf

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One half of the core is submitted to the ALS Chemex Laboratory in Lima, Peru.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Telephone (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Telephone (Toronto): +1.647.725.0813 / Telephone (Vancouver): +1.604.484.4085

Media contact for North America:

Breakstone Group

Christina Pagano

Telephone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Assay Results for Principal Mineralized Intervals:

Hole Id	From (m)	To (m)	Int (m)	Est. True Width	Ag (g/t)	Au (g/t)	Ag Eq (g/t)*	Vein
CARS002113	88.90	90.10	1.20	1.2	1050	0.05	1053	Paralela
CARS002213	253.40	253.90	0.50	0.2	75	0.02	76	Paralela
CARS002313	238.30	240.10	1.80	0.5	138	0.03	140	Carolina
CARS002413	72.90	73.20	0.30	0.3	216	0.14	223	Paralela
	103.10	103.40	0.30	0.3	199	0.03	201	Carolina
CARS002513	No significant mineralized intervals
CARS002613	188.10	190.90	2.80	1.2	819	0.21	830	Carolina
CARS002713	47.90	50.20	2.30	1.8	108	1.56	191	Ramal Piso Carolina
	60.20	62.20	2.00	1.7	133	5.31	416	Carolina
	64.10	66.40	2.30	1.9	256	1.09	314	Carolina
CARS002813	No significant mineralized intervals
CARS002913	No significant mineralized intervals
CARS003013	231.00	231.30	0.30	0.1	257	0.10	262	Carolina
CARS003113	157.80	158.20	0.40	0.4	105	3.86	311	Ramal Piso Carolina
	159.60	159.90	0.30	0.3	56	1.64	144	Ramal Piso Carolina
	162.05	162.50	0.45	0.5	24	1.81	121	Ramal Piso Carolina
CARS003213	143.45	146.00	2.55	1.7	247	12.60	919	Ramal Piso Carolina
CARS003313	114.95	117.95	3.00	1.3	70	0.07	74	Carolina
CARS003413	194.40	194.70	0.30	0.2	78	2.60	217	Ramal Piso Carolina
CARS003513	155.00	155.50	0.50	0.4	46	0.10	51	Carolina
CARS003613	43.30	44.10	0.80	0.7	78	0.93	128	Carolina
CARS003713	59.00	60.80	1.80	1.3	666	1.90	767	Ramal Piso Carolina
	64.00	66.05	2.05	1.6	130	5.66	432	Ramal Piso Carolina
	67.20	67.65	0.45	0.4	101	0.39	122	Ramal Piso Carolina
	70.70	76.00	5.30	4.2	73	3.45	257	Ramal Piso Carolina
	78.30	82.55	4.25	3.3	158	7.60	563	Ramal Piso Carolina
CARS003813	76.10	77.50	1.40	1.1	279	0.13	286	Ramal Piso Carolina
	85.00	91.20	6.20	4.3	55	4.23	281	Ramal Piso Carolina
	91.90	92.80	0.90	0.6	44	1.73	137	Ramal Piso Carolina
	94.40	95.85	1.45	1.0	78	1.51	158	Ramal Piso Carolina
CARS003913	No significant mineralized intervals
CARS004013	70.50	70.80	0.30	0.3	92	2.37	218	Ramal Piso Carolina
CARS004113	189.15	190.55	1.40	0.9	25	1.27	93	Ramal Piso Carolina
CARS004213	88.60	92.15	3.55	2.2	36	0.52	64	Ramal Piso Carolina
CARS004313	89.50	89.80	0.30	0.2	303	0.46	328	Ramal Piso Carolina
CARS004413	No significant mineralized intervals
CARS004513	203.00	206.10	3.10	1.2	247	0.18	257	Carolina
CARS004613	185.30	186.55	1.25	0.9	452	1.03	507	Carolina
	191.90	196.00	4.10	2.4	163	8.94	640	Ramal Piso Carolina
CARS004713	280.00	281.65	1.65	0.7	29	0.58	60	Ramal Piso Carolina
CARS004813	111.00	112.50	1.50	1.2	46	3.00	206	Ramal Piso Carolina
	115.65	117.30	1.65	1.3	119	7.77	533	Ramal Piso Carolina

CARS004913	115.80	116.80	1.00	0.6	336	0.22	348	Carolina
	137.60	138.50	0.90	0.5	167	5.65	469	Ramal Piso Carolina
	139.80	140.30	0.50	0.3	67	3.00	227	Ramal Piso Carolina
	144.90	146.30	1.40	0.8	114	1.55	197	Ramal Piso Carolina
CARS005013	221.00	221.65	0.65	0.4	989	3.98	1201	Ramal Piso Carolina
	223.10	224.10	1.00	0.6	156	6.64	510	Ramal Piso Carolina
	229.40	230.90	1.50	0.8	81	3.50	268	Ramal Piso Carolina
CARS005113	221.90	222.20	0.30	0.2	56	7.04	432	Ramal Piso Carolina
CARS005213	243.20	244.00	0.80	0.6	39	13.95	783	Ramal Piso Carolina
CARS005313	156.40	158.30	1.90	1.5	229	0.24	242	Carolina
	248.50	249.65	1.15	0.7	1759	18.28	2735	Ramal Piso Carolina
CARS005413	152.70	153.30	0.60	0.4	417	7.88	837	Carolina
CARS005513	306.40	308.85	2.45	1.7	105	21.28	1241	Ramal Piso Carolina
CARS005613	202.35	203.20	0.85	0.6	1759	1.77	1853	Ramal Piso Carolina
	211.30	212.50	1.20	0.8	117	12.00	757	Ramal Piso Carolina
	215.50	216.70	1.20	0.8	430	30.25	2044	Ramal Piso Carolina
DLUS001913	109.50	113.65	4.15	3.0	87	0.20	98	Don Luis
DLUS002013	229.60	230.60	1.00	0.8	69	0.03	70	Don Luis
DLUS002113	203.00	203.55	0.55	0.4	543	0.04	545	Don Luis
DLUS002213	175.50	176.10	0.60	0.4	32	1.59	117	Don Luis
DLUS002313	329.55	329.90	0.35	0.2	24	1.69	114	Don Luis
DLUS002413	189.75	191.45	1.70	1.5	1294	3.56	1484	Don Luis
DLUS002513	331.90	332.60	0.70	0.5	237	0.39	258	Don Luis
	354.25	356.90	2.65	1.8	71	0.21	82	Don Luis
DLUS002613	317.00	319.80	2.80	1.3	946	0.07	950	Don Luis
* Ag Eq values = Ag in g/t + (Au in g/t)(1572.19/29.46); metallurgical recoveries not taken into consideration in calculation